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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                                (Amendment No. 4)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              The Brazil Fund, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    105759104
                                    ---------
                                 (CUSIP Number)

                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                                ----------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 31, 2006
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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
===================                                                  ===========
CUSIP NO. 105759104                    13D                           PAGE 2 of 5
===================                                                  ===========

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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       1,497,600
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     1,497,600
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,497,600
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.22%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
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                               (Page 2 of 5 Pages)

===================                                                  ===========
CUSIP NO. 105759104                    13D                           PAGE 3 of 5
===================                                                  ===========

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       1,497,600
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     1,497,600
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,497,600
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.22%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
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                               (Page 3 of 5 Pages)

This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on August 5, 2005 (the "Original Schedule 13D"), with Amendment No. 1 to Schedule 13D filed with the SEC on September 2, 2005 ("Amendment No. 1"), with Amendment No. 2 to Schedule 13D filed with the SEC on November 1, 2005 ("Amendment No. 2"), and Amendment No. 3 to Schedule 13D filed with the SEC on December 7, 2005 ("Amendment No. 3", and, together with Amendment No. 1, Amendment No. 2, and Amendment No. 3, the "Amendments") by City of London Investment Group PLC ("City of London") and City of London Investment Management Company Limited relating to the shares of common stock, par value $0.01 per share (the "Shares"), of The Brazil Fund, Inc. (the "Fund"). This Amendment No. 4 amends Item 5 of the Original Schedule 13D. All other information in the Original Schedule 13D remains in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     Items 5(a) and 5(b) below are hereby amended and restated in their entirety and Item 5(c) is hereby amended as follows:

     (a) and (b). As of the date hereof, EWF, GEM, IEM, FREE, GFM, and Accounts owned 110,000, 306,704, 320,275, 322,280, 43,812, and 394,529 Shares,
     respectively, representing approximately 0.68%, 1.89%, 1.97%, 1.98%, 0.27%, and 2.43%, respectively, of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

     As of the date hereof, CLIG, through its control of CLIM, is the beneficial owner of 1,497,600 Shares, representing approximately 9.22% of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

     As of the date hereof, CLIM, through EWF, GEM, IEM, FREE, GFM, and Accounts, is the beneficial owner 1,497,600 Shares, representing approximately 9.22% of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

     (c). Except as described below, no transactions in the Shares were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Item 2, in the last 60 days.

     -------------------------------------------------------------------------
     PORTFOLIO           TRADE       TRANSACTION       NUMBER        TRADE
                         DATE           TYPE         OF SHARES       PRICE
     -------------------------------------------------------------------------
     FREE              3/2/2006         BUY             1,100         62.33
     -------------------------------------------------------------------------
     FREE              3/6/2006         BUY            10,000       60.0738
     -------------------------------------------------------------------------
     FREE              3/7/2006         BUY             7,500       58.0082
     -------------------------------------------------------------------------
     ACCOUNTS          3/7/2006         BUY             2,500       58.0082
     -------------------------------------------------------------------------

                               (Page 4 of 5 Pages)

     -------------------------------------------------------------------------
     FREE              3/8/2006         BUY             7,500       55.9167
     -------------------------------------------------------------------------
     ACCOUNTS          3/8/2006         BUY             2,500       55.9167
     -------------------------------------------------------------------------
     FREE              3/9/2006         BUY             2,700            56
     -------------------------------------------------------------------------
     EWF               3/15/2006        BUY             1,600         59.25
     -------------------------------------------------------------------------
     GFM               3/16/2006        BUY             1,950       60.1613
     -------------------------------------------------------------------------
     ACCOUNTS          3/16/2006        BUY            10,350       60.1613
     -------------------------------------------------------------------------
     EWF               3/17/2006        BUY             4,000       59.8439
     -------------------------------------------------------------------------
     FREE              3/20/2006        BUY             2,000       59.7229
     -------------------------------------------------------------------------
     FREE              3/21/2006        BUY            10,300       58.1464
     -------------------------------------------------------------------------
     FREE              3/22/2006        BUY             7,000       57.8733
     -------------------------------------------------------------------------
     FREE              3/23/2006        BUY            10,000       58.3965
     -------------------------------------------------------------------------
     GFM               3/27/2006        BUY             4,400       59.3696
     -------------------------------------------------------------------------
     ACCOUNTS          3/27/2006        BUY            43,500       59.3696
     -------------------------------------------------------------------------
     ACCOUNTS          3/30/2006        BUY             1,900        59.904
     -------------------------------------------------------------------------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2006


                                         CITY OF LONDON INVESTMENT GROUP PLC


                                         /s/ Barry M. Olliff
                                         ------------------------------
                                         Name: Barry M. Olliff
                                         Title: Director


                                         CITY OF LONDON INVESTMENT MANAGEMENT
                                         COMPANY LIMITED


                                         /s/ Barry M. Olliff
                                         ------------------------------
                                         Name: Barry M. Olliff
                                         Title: Director




                               (Page 5 of 5 Pages)